Exhibit (a)(4)(A)

Offer to Holders
of
up to 8,000,000 Outstanding Warrants of
ESSEX RENTAL CORP.
to Allow Warrants to be Tendered for Exercise as follows:

For each three Warrants tendered, a holder will receive one share of Common Stock, on a cashless basis

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN DAYLIGHT TIME, ON JUNE 29, 2010.

June 11, 2010

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Enclosed for your consideration are the Supplement to Offer Letter, dated June 11, 2010 (the "Supplement"), which amends and supplements the Offer Letter, dated May 10, 2010 (the “Offer Letter”), and the related Amended and Restated Letter of Transmittal (the Offer Letter, as amended and supplemented by the Supplement, and the Amended and Restated Letter of Transmittal, together with any further amendments or supplements thereto, collectively constitute the “Offer”), in connection with the Offer by Essex Rental Corp., a Delaware corporation (the “Company”), for a period ending on June 29, 2010 (the “Expiration Date”), to the holders of up to 8,000,000 of the Company’s (i) publicly traded warrants (the “Public Warrants”) to purchase the Company’s common stock, par value $.0001 per share (the “Common Stock”), which were issued by the Company in its initial public offering and (ii) warrants to purchase shares of Common Stock sold in a private placement (the “Private Warrants” and together with the Public Warrants, the “Warrants”) that closed simultaneously with the Company’s initial public offering to Laurence S. Levy, the Company’s Chairman, Edward Levy, a member of the Company’s Board of Directors, and Isaac Kier.  Pursuant to the Offer, Warrant holders may tender their Warrants for shares of Common Stock for exercise on a cashless basis.  For each three Warrants tendered, the holder will receive one share of Common Stock, without paying a cash exercise price.  A holder may tender as few or as many Warrants as the holder elects, provided that Warrants are tendered in multiples of three.  The Company will not issue fractional shares of the Common Stock in this Offer and will not accept Warrants in multiples of other than three.  Holders may also exercise their Warrants for cash during the period of the Offer in accordance with the original terms of the Warrant.

You may tender some or all of your Warrants on these terms.  However, the Company will not accept more than an aggregate of 8,000,000 Warrants in this Offer, and because of the proration provisions described in the Offer, the Company will not accept all of the Warrants validly tendered in the Offer if more than 8,000,000 Warrants are validly tendered.  See “Oversubscription; Proration” in Section 1 of the Offer Letter, as amended and supplemented by the enclosed Supplement, for a description of the Offer’s proration provisions.

The shares of Common Stock to be issued pursuant to the Offer are being offered and issued pursuant to the exemption from registration under the Securities Act of 1933 (the “Securities Act”) provided by Section 3(a)(9) of the Securities Act.  Shares of Common Stock issued in the Offer in exchange for the Warrants that are “restricted securities” within the meaning of the Securities Act will themselves be restricted securities.  Shares of Common Stock issued in the Offer in exchange for Warrants that are not restricted securities, including all of the Public Warrants not held by affiliates, will be freely tradable.

WARRANTS WHICH ARE NOT TENDERED OR ARE NOT ACCEPTED BY THE COMPANY BECAUSE THE OFFER IS OVERSUBSCRIBED WILL RETAIN THEIR CURRENT TERMS, INCLUDING THE CURRENT $5.00 EXERCISE PRICE AND EXPIRATION DATE OF MARCH 4, 2011.  Investing in the Company’s securities involves a high degree of risk. See “Risk Factors” in Section 12 of the Offer Letter for a discussion of information that you should consider before tendering Warrants in this Offer.

If you or your clients tender Warrants, the tendered Warrants may be withdrawn before the Expiration Date and retained on their original terms, by following the instructions herein.

NO FRACTIONAL SHARES WILL BE ISSUED IN THE OFFER AND THE COMPANY WILL NOT ACCEPT WARRANTS IN MULTIPLES OF OTHER THAN THREE.

 Enclosed with this letter are copies of the following documents:

1.	Supplement to Offer Letter, dated June 11, 2010;

2.	Amended and Restated Letter of Transmittal, for your use in accepting the Offer and exercising Warrants of and for the information of your clients;

3.
Amended and Restated Notice of Guaranteed Delivery with respect to Warrants, to be used to accept the Offer in the event you are unable to deliver the Warrant certificates, together with all other required documents, to the Depositary before the Expiration Date (as defined in the Offer Letter), or if the procedure for book-entry transfer cannot be completed before the Expiration Date; and

4.
Form of letter that may be sent to your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee, along with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will accept for exercise Warrants validly tendered, subject to the proration provisions described above.  In all cases, Warrants will only be accepted for exercise pursuant to the Offer after timely receipt of the depositary of certificates for Warrants either physically or through the book-entry delivery, a properly completed and duly executed Amended and Restated Letter of Transmittal or manually signed photocopy thereof, and the surrender of Warrants being tendered.

Certain conditions to the Offer are described in Sections 1 through 4 of the Offer Letter, as amended and supplemented by the Supplement.

The Company urges you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on June 29, 2010.

Warrant holders who have previously tendered (and not withdrawn) their Warrants in accordance with the May 10, 2010 Offer Letter and related Letter of Transmittal are not required to take any further action in order to validly tender such Warrants in the Offer.  However, the Company will not issue fractional shares of Common Stock in this Offer and will only accept Warrants in multiples of three.  Such holders may change or withdraw their tenders in accordance with the amended and supplemented terms of the Offer.

Under no circumstances will interest be paid on the exercise price of the Warrants regardless of any amendment to the Offer or any delay in exercising such Warrants after the Expiration Date.

Other than described herein, the Company will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary, as described in the Offer Letter) in connection with the solicitation of tenders of Warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients.

Questions regarding the Offer may be directed to Morrow & Co., LLC, as Information Agent, at 470 West Avenue, Stamford, CT 06902 (telephone number (203) 658-9400; banks and brokerage firms please call (800) 662-5200) or to Continental Stock Transfer & Trust Company, as Depositary, at 17 Battery Place, 8th Floor, New York, New York 10004 (telephone number (212) 509-4000, ext. 536).

Very truly yours,

Essex Rental Corp.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, or any affiliate of any of them or authorize you or any other person affiliated with you to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.